Exhibit 11.1

MESTEK, INC.

SCHEDULE OF COMPUTATION OF EARNINGS PER COMMON SHARE

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
		(Dollars in thousands, except earnings per common share)
Net Income (Loss)	$20,564	($ 9,472)	$19,775	($18,139)
Basic Earnings (Loss) Per Common Share:
Net Income (Loss)	$ 2.39	($ 1.09)	$ 2.28	($ 2.08)
Basic Weighted Average Shares Outstanding	8,604	8,722	8,678	8,722
Diluted Earnings (Loss) Per Common Share:
Net Income (Loss)	$ 2.38	($ 1.09)	$ 2.28	($ 2.08)
Diluted Weighted Average Shares Outstanding	8,622	8,722	8,684	8,722